EXHIBIT 99.7

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street • ir@avino.com Vancouver, BC V6C 3P1 • www.avino.com

IMPORTANT: VOTING AT THIS YEAR’S ANNUAL GENERAL MEETING

May 29, 2013

Dear Valued Shareholder,

We would like your voice to be heard at Avino’s Annual General Meeting of Shareholders, taking place June 27, 2013. Please vote!

We have accomplished so much in the past few years at Avino, including the start of production at the San Gonzalo silver mine and generating Earnings per Share of $0.01 in Q4 2012. These milestones represent only the beginning of what we believe will be a long and prosperous future for your company. But we need strong shareholder support going forward, and your vote is important to us.

If you are a Registered Holder, please execute and complete the Form of Proxy and return it to Computershare Trust Company of Canada in the enclosed, addressed envelope. You can also vote conveniently by phone at 1-866-732-8683 or by internet. Please see the Form of Proxy for details of voting instructions.

If you are a NOBO (Non-objecting beneficial) holder, please execute and complete your Voting Instruction Form ("VIF") and return it to Computershare Trust Company of Canada. You can also vote conveniently by phone at 1-866-734-8683 or online. Please see the VIF for instructions.

I encourage you to stay connected with the company by registering on our website to receive news as it is released. You can complete the online form at www.avino.com/s/information_request.asp or visiting avino.com for more information.

Yours truly,

AVINO SILVER & GOLD MINES LTD.

David Wolfin
President & CEO